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FORM 4                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
------                                                  WASHINGTON, D.C. 20549                      --------------------------------
                                                                                                    OMB Number:           3235-0287
[ ] Check this box if no longer              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           Expires:       January 31, 2005
    subject to Section 16. Form 4                                                                   Estimated average burden
    or Form 5 obligations may                                                                       hours per response..........0.5
    continue. See Instruction 1(b)                                                                  --------------------------------


             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Winokur, Herbert S., Jr.                 Dyncorp
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   (Last)   (First)   (Middle)           3. IRS Identifi-   4. Statement for Month/Day/Year   [X] Director  [ ] 10% Owner
                                            cation Number                                     [ ] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person, if an                                         below)
                                            entity
                                            (voluntary)
   30 East Elm Street                                          12/20/02
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        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Day/Year)       (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   Greenwich,  CT       06830                                                                    Reporting Person
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   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title     2. Trans-  2A.Deemed   3.Trans-    4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   of           action     Execution  action       or Disposed of (D)                Securities       Direct (D) or       Indirect
   Security     Date       Date,if    Code         (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
   (Instr.3)               any        (Instr.8)                                      Owned Following  (Instr. 4)          Ownership
                          (Month/Day/                                                Reported                             (Instr. 4)
               (Month/     Year)                                                     Transaction(s)
               Day/Year)                                                            (Instr. 3 and 4)
                                     --------------------------------------------
                                      Code    V    Amount   (A) or (D) Price
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Common Stock,
par value $0.10
per share        12/20/02              J(1)                                           409,773               I          See Note (1)
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Common Stock,
par value $0.10
per share                                                                              18,139               D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

                      Potential Persons who respond to the collection of information contained
                      In this form are not required to respond unless the form displays a currently valid OMB
                      control number.                                                                                        (Over)

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

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1. Title of    2. Conversion  3. Transaction  3A.Deemed   4. Transaction  5. Number of
   Derivative     or Exercise    Date            Execution   Code            Derivative
   Security       Price of       (Month/Day/     Date, if    (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)           any                         Acquired (A)
                  Security                       (Mo/Dy/Yr)                  or Disposed
                                                                             of (D)
                                                                             (Instr. 3, 4,
                                                                              and 5)
                                                             --------------------------------------
                                                             Code    V     (A)          (D)
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Options to
purchase
common stock
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FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

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  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned Follow-   Direct (D) or     (Instr. 4)
                                                             ing Reported    Indirect (I)
                                                             Transactions(s) (Instr. 4)
                                                             (Instr. 4)
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                                  Amount
  Date     Expir-                 or
  Exer-    ation                  Number
  cisable  Date        Title      of Shares
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   (2)    6/29/2011 Common Stock,  5,000         N/A            5,000           D
                    par value
                    $0.10 per
                    share
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Explanation of Responses:
(1) Of such 409,773 shares, 73,251.18 shares are directly owned by Capricorn Holdings, Inc ("Capricorn Holdings"), reflecting a distribution of 11,785.18 shares on December 20, 2002 to Capricorn Holdings by the Capricorn Holdings Charitable Remainder Unitrust (the "Trust"), and the Trust directly owns the remaining 336,521.82 shares. Mr. Winokur owns all of the capital stock of Capricorn Holdings and is the sole trustee of the Trust and, in such respective capacities, possesses sole voting and dispositive power over the shares held by Capricorn Holdings and the shares held by the Trust. Capricorn Holdings is the sole current beneficiary of the Trust and, as sole stockholder of Capricorn Holdings, Mr. Winokur may be deemed to have a pecuniary interest in the shares owned directly by Capricorn Holdings and an indirect pecuniary interest in the shares owned directly by the Trust.

(2) Of such amount, options to purchase 2,500 shares of common stock have vested and are currently exercisable and the remaining options will vest on June 29, 2003.



                      /s/ HERBERT S. WINOKUR, JR.              12/20/02
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                      **Signature of Reporting Person           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.